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                              April 20, 2022

       George J. Leimer
       Chief Executive Officer
       RSE Innovation, LLC
       250 Lafayette Street, 2nd Floor
       New York, NY 10012

                                                        Re: RSE Innovation, LLC
                                                            Post Qualification
Amendment No. 2 to Form 1-A
                                                            Filed March 25,
2022
                                                            File No. 024-11612

       Dear Mr. Leimer:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post Qualification Amendment No. 2 to Form 1-A filed March 25, 2022

       Principal Interest Holders, page 72

   1. Please revise the ownership table for #URL2 to include any security holders in addition to the manager who
beneficially own more than 10% of any class of the issuer's voting securities. We note
that the Asset Seller received interests as part of the consideration for the asset that appears
to exceed 10%. Refer to Item 12(b) of Part II of Form 1-A. Please
                                                        include similar
disclosure in future filings for other Asset Sellers that own more than 10%
                                                        of any class of your
voting securities.
       Testing the Waters Material, page III-1

   2. We note that that for certain offerings, such as your offering of #URL1, your Test-the-
                                                        Waters materials
include a snapshot of an interactive Comparable Asset Value Chart, which plots historical
sales of assets that you note are "comparable to the Underlying
                                                        Asset." Based on our
review of the list of comparable assets, it is unclear to us why you
 George J. Leimer
RSE Innovation, LLC
April 20, 2022
Page 2
         believe such assets are comparable to the asset underlying the interests you are offering.
         For example, the comparable assets used for #URL1 are various domain names that appear unrelated and were sold for varying amounts, even when the sales were made on the same day. As one example, we note that searchengines.com was sold on January 1,
         2008 for $92,500, while boxingnews.com was sold on the same day for $25,000, which suggests that even these two domain names are very different from one another. It is unclear why either of these domain names, or any of the others listed, are comparable assets that support the representation made in the Comparable Asset Value Chart that the asset value for HotSpot.com has appreciated 94.6%. Please review your Test-the-Waters materials and provide us with your analysis as to why you believe that the assets used to show historical appreciation rates in the Comparable Asset Chart are comparable to the underlying asset in the offering, and how such transactions support a historical appreciation rate that can be used for the underlying asset.
3. We note that you list $170,000 as the current value for #URL3 on page one of your Test-
         the-Waters materials. Please provide us with your analysis as to how you determined the current value. In this regard, we note that the price paid for the asset on August 17, 2021 was $150,000, which includes the value of series interests that you will issue to the asset seller. In addition, please file the final purchase agreement for this asset as an exhibit, as well as purchase agreements for any other assets underlying offerings made by RSE
         Innovation.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Scott Anderegg at 202-551-3342 or Erin Jaskot at 202-551-3442 with any questions.



FirstName LastNameGeorge J. Leimer                               Sincerely,
Comapany NameRSE Innovation, LLC
                                                                 Division of
Corporation Finance
April 20, 2022 Page 2                                            Office of
Trade & Services
FirstName LastName